

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2013

<u>Via E-Mail</u>
Mr. Peter M. Wilver
Senior Vice President and Chief Financial Officer
Thermo Fisher Scientific Inc.
81 Wyman Street
Waltham, MA   02451

   Re: **Thermo Fisher Scientific Inc.**
      Form 10-K for the year ended December 31, 2012
      Filed February 27, 2013
      File No. 1-08002

Dear Mr. Wilver:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Kevin L. Vaughn for

            Martin James
            Senior Assistant Chief Accountant

cc (e-mail): Peter E. Hornstra
      Chief Accounting Officer